FORM C
OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE ISSUER

Name of Issuer: Christy Lane Designs, LLC.

Christy Lane Designs, LLC. (the "Company") was recently organized as a Delaware limited liability company. It is managed by Alice Frizzell (the "Managing Member"). It has carried on no business prior to this date. The Company is making this offering in order to fund the implementation of its business plan.

COMPANY ELIGIBILITY:

☐ **Check this box to certify that all of the following statements are true for the issuer:**

True

    a.   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    b.   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    c.   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    d.   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

    e.   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    f.   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

NOTE: If any of the foregoing statements is not true, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ yes   NO

☐ no

If yes, please explain: N/A

<u>MANAGERS OF THE ISSUER:</u>

Provide the following information about each Manager of the Issuer. Include any person who is able to exercise significant control over the operations of the Issuer, even if the person is not formally identified as a Manager.

Name: _____Alice Frizzell_____   Date Appointed Manager:__01-01-2024_____
Business Experience for Past Three Years: Creating crafts for sale for several years.

Employer:	Self Employeed
Employer's Principal Business:	NA
Dates of Service:	NA
Title:	Owner/Operator
Principal Responsibilities:	N/A

Name: _____NOT APPLICABLE_____   Date Appointed Manager: _NOT APPLICABLE_____
Business Experience for Past Three Years: NOT APPLICABLE

Employer:	NOT APPLICABLE
Employer's Principal Business:	NOT APPLICABLE
Dates of Service:	NOT APPLICABLE
Title:	NOT APPLICABLE
Principal Responsibilities:	NOT APPLICABLE

Name: _____NOT APPLICABLE_____   Date Appointed Manager: _NOT APPLICABLE_____

    Business Experience for Past Three Years: NOT APPLICABLE

Employer:	NOT APPLICABLE
Employer's Principal Business:	NOT APPLICABLE
Dates of Service:	NOT APPLICABLE
Title:	NOT APPLICABLE
Principal Responsibilities:	NOT APPLICABLE

Compensation of the Managers

The Company will reimburse the Managers for all costs and expenses that the Manager pays or incurs on behalf of the Company. The Company will pay no compensation to the Managers. Any Managing Member will, however, participate with all other Members of the Company in the net profits of the Company, but only after payment to the Holders of Profit Participation Rights of the amounts to which they are entitled.

ISSUER'S EQUITY SECURITIES AND PRINCIPAL OWNERS:

The Issuer is a limited liability company. Its only outstanding equity securities are the membership interests held by the Members of the Issuer. All of the voting power within the Issuer is held by those same Members.

Provide the name and ownership level of each person who is the beneficial owner of 20% or more of the membership interest in the Issuer.

Name of Holder:	% of Membership Interest in Issuer:
Alice Frizzell	100%
${HOLDER_2}	${HOLDER_PERCENT_2}
${HOLDER_3}	${HOLDER_PERCENT_3}

BUSINESS AND ANTICIPATED BUSINESS PLAN:

Introduction to the Issuer's Business Plan

    The Managing Member intends to use the funds invested in the Company to purchase _____Materials for crafting._____ (the "Investment"), then hold the Investment in anticipation that it will increase in value. When the Managing Member decides that a sale of the Investment will be in the best interests of the Company (but not later than 01-25-2025, the Managing Member will put the Investment on the market for resale. Upon the sale of the Investment, the Company will pay its liabilities. Any cash remaining will be distributed to the Holders of the Units of Profit Participation Rights purchased in this Offering until the funds are exhausted or each Holder has received an amount equal to 10% ("Payout"). Funds remaining after Payout will be shared between the Company and the Holders of the Units as follows: 50% to the Company and 10% to the Holders, with the funds allocated to the Unit Holders to be allocated in proportion to the number of Units held by each.

Details Regarding the Business Plan

Asset Class

Choosing the Investment(s)

Investing in materials for making crafts is a venture I find both exciting and promising. As someone who has always appreciated the creativity and detail that goes into crafting, the idea of turning that passion into profit is quite appealing. The asset class I am focusing on for this investment is raw materials, specifically those used in arts and crafts. This includes fabrics, beads, yarns, paints, papers, and other craft supplies that crafters need to bring their creations to life.

The reason I have chosen this asset class lies in the increasing demand for unique, handmade items as consumers seek more personalized and sustainable products. The global market for handicrafts has been growing steadily, with more people turning to crafts both as a form of expression and as a business venture. This trend suggests a strong and ongoing demand for various craft materials. Additionally, crafts are increasingly used in home decor, fashion, and gifts, which further expands the market.

Information about this asset class is readily available, as there are numerous suppliers and distributors who specialize in craft materials. I have access to market reports, trade publications, and online platforms that provide insights into trends, pricing, and consumer preferences. Being well-informed allows me to make educated decisions about which materials to invest in, ensuring that I choose those that align with current and future market demands.

The nature of the market for art and craft materials is quite dynamic. It is influenced by fashion trends, seasonal demands, and cultural influences, providing both challenges and opportunities. One of the advantages of this market is its liquidity. Most craft materials can be stored without significant degradation over time, offering flexibility in selling them when the demand peaks or when market conditions are optimal.

I believe an investment in this asset class will be profitable for several reasons. First, the market for handmade crafts is expanding, driven by a consumer shift toward appreciating artisan-made products over mass-produced items. Secondly, by maintaining a diverse inventory of in-demand materials, I can cater to a wide range of craft genres, from textile arts to jewelry making, maximizing potential sales. Finally, with effective marketing and a solid distribution network, I can tap into craft communities and hobbyists who are continuously searching for quality materials.

In summary, investing in craft materials seems not only lucrative but also aligns with my interests and understanding of the market. By staying informed and adaptable, I am confident that I can make this investment a profitable endeavor.

01-25-2025

After months of researching and brainstorming, I've finally decided to turn my passion for crafting into a small business. The idea of creating beautiful, unique items by hand and sharing them with others excites me like nothing else. So, I've set my sights on investing in top-quality materials and tools that will not only enhance my work but also ensure that I create crafts that   are   worthy   of   selling   at   a   premium   price.

The very first investment on my list is fabric. As someone who loves sewing and textile arts, I understand the importance of using high-quality fabric. The texture, durability, and colors of premium fabric can make all the difference in the final product. High-quality fabric is a staple in the crafting world—it's timeless, always in demand, and the right piece can elevate a craft from ordinary to extraordinary. My goal is to stockpile a variety of rich textures and vibrant patterns that cater to different tastes and styles, knowing this diversity will likely attract a wider audience of   potential   buyers.

But I know that materials alone aren't enough. The tools of the trade are equally, if not more, significant. That's why I've decided to invest in a state-of-the-art xTool P2 & P2S 55W Desktop CO_2 Laser Cutter. This isn't just any tool—it's a game changer. With its precision and versatility, I can create intricate designs on various materials, from wood to acrylic and even fabric. This machine will allow me to expand my creative horizons and innovate in ways I couldn't before. The investment is substantial, but I firmly believe that the ability to diversify what I offer, combined with the increased efficiency of production, will not only cover the cost but eventually turn   into   profit   as   my   business   grows.

Moreover, with the current trend towards personalized and custom-made crafts, having the laser cutter enhances my ability to offer bespoke, high-value products. This machine also keeps me prepared for the future, with the growing interest and technological advancements in the crafting industry. I imagine scenarios where my business scales, and having a tool that can grow with me is   both   pragmatic   and   promising.

Both these assets—high-quality fabrics and the laser cutter—serve as the foundation for my crafting business. Investing in them is not just about immediate profits; it's about setting the stage for sustainable growth and building a brand known for quality and creativity. As I embark on this journey, I'm confident that these investments will not only support my craft but also appeal to customers who value unique, high-quality handmade items.

Custody

As I dive into the crafting business with the aim of trading high-quality crafted goods for a profit, it's crucial to outline and understand the expenses that accompany this venture. To start with, I've set a target amount that, if raised, will cover the basics. Additionally, should we reach the maximum amount, it opens up more possibilities for expansion and quality enhancement. Here's a breakdown of how the finances would be allocated between these two scenarios.

Target   Amount   Raised:
1.   **Materials:**
            -    Premium   wood   and   metal   for   crafting   - $2,000
        -    Specialty   paints,   varnishes,   and   other   finishing   materials   - $500
            -    Fabric,   thread,   and   other   textile   materials   - $300

2.   **Tools:**
        -    High-quality   woodworking   tools   (saws,   chisels,   etc.)   - $700
            -    Sewing   machine   and   textile   crafting   tools   - $500

3.   **Operational   Costs:**
    -    Rent   for   workshop   space   - $300/month   (3   months   upfront)   - $900
    -    Utilities   (electricity,   water,   internet)   - $150/month   (3   months)   - $450

4.   **Marketing   and   Sales:**
            -    Website   development   and   maintenance   - $400
        -    Initial   advertising   and   promotional   materials   - $200

Total   expenses   under   the   target   amount   would   be   approximately $5,950.

Maximum   Amount   Raised:
1.   **Additional   Materials   and   Tools:**
            -    Exotic   woods   and   custom-order   metals   - $2,000
                -    High-end   finishing   materials   - $800
        -    Advanced   woodworking   machinery   (lathe,   planer)   - $2,000

2.   **Enhanced   Operational   Costs:**
    - Larger workshop space or additional workshop supplies - $600 (additional months' rent and   setup)
        -    Hiring   an   assistant   or   part-time   worker   to   increase   output   - $800

3.   **Marketing   and   Sales   Expansion:**
            -    Comprehensive   e-commerce   platform   upgrade   - $800
        -    Extensive   advertising   campaigns   and   trade   show   participation   - $1,000

Total   expenses   under   the   maximum   amount   scenario   would   be   approximately $13,150.

Current   Funds   and   Additional   Plans:
The business already has $2,500 in its coffers, earmarked mostly for immediate operational costs and securing initial stock. In tandem with the funds raised through the target or maximum fundraising efforts, this initial amount provides a firm foundation for the investment   into   the   materials   and   tools   I   need.

Moreover, I am actively pursuing additional funding through small business grants and potential investors who have shown interest in this artisanal venture. Should these additional channels yield results, they will offer an excellent buffer to cover unforeseen expenses and potential cost overruns.

By using a careful and strategic approach to funding and investment, I'm confident that all expenses will be met, enabling the business to thrive and turn a substantial profit over time.

Financing

The Company will fund payment of the purchase price for its assets (including commissions, shipping and related expenses) from up to four sources:

- the proceeds of this Offering (less the amount of proceeds that the Managing Member determines must be retained for working capital - i.e. ongoing operating expenses);

- a loan from a bank or other lending institution secured by a pledge of the Company's assets;

- other investors in the Company, provided that:

  - the Company will not accept investment in the Company on terms that are likely to reduce the rate of return realized by the Unit Holders; and

  - any debt incurred by the Company, other than a single senior secured loan, will be subordinated to the rights of the Unit Holders.

- capital contributions (not loans) by the Members of the Company.

A larger investment in assets (if justified by the economic value of the assets) will cause the Company to operate more efficiently, as labor and administrative costs of operating the Company are likely to be more easily offset by profits from sale(s) of the asset(s). For this reason, the Managing Member will endeavor to obtain financial resources from a number of the sources identified above.

As I embark on this crafting business venture, I need to ensure I have a clear understanding of the expenses involved and how I plan to cover them. My primary goal is to invest in high-quality materials and tools, as these are the backbone of crafting high-value items that will attract customers and ultimately lead to profitability.

Target Amount ($3,000)

1. **Materials and Supplies: $1,500**
   This includes purchasing high-quality fabrics, threads, beads, wood, or any specific materials relevant to the crafts I plan to produce. Quality is key, so I need to ensure I am sourcing the best materials to create products that stand out.

2. **Tools and Equipment: $800**

Investing in reliable tools is essential for efficiency and quality of work. This might include sewing machines, woodworking tools, or any specialized equipment my craft requires.

3. **Marketing and Branding: $400**
   A portion of the budget will be allocated to setting up a simple yet effective online presence, such as a website and social media accounts, along with some basic branding materials like business cards and packaging.

4. **Operational Expenses: $300**
   This covers the initial costs for setting up a workspace, whether it's rent for a small studio, utilities, or a contribution to my home office setup.

Maximum Amount ($5,000)

1. **Materials and Supplies: $2,000**
   With additional funds, I can purchase a broader range of materials or stock up on larger quantities, potentially reducing costs through bulk buying and allowing for a greater variety of products.

2. **Tools and Equipment: $1,200**
   The extra funds will allow me to invest in more advanced or specialized equipment, which will improve production efficiency and quality even further.

3. **Marketing and Branding: $800**
   An expanded marketing budget will facilitate more comprehensive advertising strategies, such as targeted social media campaigns and possibly even local ads, to increase brand visibility.

4. **Operational Expenses: $600**
   This includes potential upgrades to my workspace, such as better lighting or ergonomic furniture, which can improve productivity and overall work environment.

5. **Contingency Fund: $400**
   This reserve will cover any unforeseen expenses, ensuring that I can handle unexpected situations without financial strain.

Funding Strategy

I have some funds already in the company, around $500, which will help cover any smaller, unplanned expenses right from the start. Additionally, I plan to explore avenues like small business grants or personal savings to bridge any gaps in case my maximum funding goal isn't reached. These combined resources should be adequate to cover all planned expenses and provide a cushion for the unexpected, ensuring the smooth operation of my crafting business.

By strategically using the raised funds, aligned with an efficient business plan, I aim to establish a robust foundation for my crafting business, allowing it to grow and become profitable.

THE PURCHASE OF THE UNITS OF PROFIT PARTICIPATION RIGHTS OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR PERSONS WHO HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT AND WHO HAVE THE FINANCIAL RESOURCES SUFFICIENT TO ASSUME SUCH RISK. In addition to the factors set forth elsewhere in this Offering Circular, prospective purchasers of the Units should consider the following factors before making a decision to purchase the Units.

RISK FACTORS

The following factors, as well as other variables, might affect the Company's operating results. If any of the following risks occur, the business, financial condition or results of operations of the Company would likely suffer. In that case you may lose all or part of the money you paid to buy the Units of Profit Participation Rights.

A number of suggestions for risk factors are offered below. But you should also write your own. Think about how your business could fail. Consider how things could turn bad in your asset class, in the economy, in your own decisions about what to buy and when to sell, any other risks that come to mind, and write it down.

As I sit here in my small but cozy workshop, surrounded by the tools and materials I've carefully chosen, I can't help but feel a mix of excitement and anxiety about the journey I've embarked upon. Investing in high-quality materials and tools for crafting seemed like a solid plan, especially with the increasing demand for artisanal and bespoke items. But I know all too well that this venture is fraught with risks that could lead to failure if I'm not careful.

Firstly, there's the risk associated with the asset class itself. Materials and tools can degrade if not stored properly, and trends in crafting can shift quickly. What if I invest heavily in a particular type of material that suddenly falls out of favor? Such a scenario could leave me with a stockpile of unsellable goods, tying up valuable resources. I need to be vigilant about keeping up with trends and ensuring that my investments align with the changing tastes of my target market.

The broader economic environment is another factor that's constantly in the back of my mind. Economic downturns can drastically reduce consumer spending, particularly on non-essential items like handcrafted goods. If the economy were to take a turn for the worse, my potential customer base could shrink overnight, and with it, my chances of making a profit. Keeping an eye on economic indicators and being prepared to pivot my strategy if necessary will be key to navigating such uncertain times.

Then there's the aspect of timing—knowing what to buy and when to sell. It's a delicate balance that requires intuition and foresight. I could easily overestimate the demand and stock up too early, or underestimate and miss out on a lucrative opportunity. My decision-making needs to be sharp, informed by research and market analysis, but there's always the risk of miscalculation.

Moreover, competition is fierce. With so many others vying to establish themselves in the world of artisan crafts, it's a constant challenge to distinguish myself and my products. If I fail to carve out a unique niche or to effectively market my items, I could struggle to attract buyers.

It's a delicate dance between producing quality goods and ensuring that potential customers can find and appreciate them.

Lastly, there's the personal risk—burnout. As much as I love what I do, the pressure to turn a profit can turn passion into stress. Long hours spent crafting, managing inventory, and handling sales, all while trying to innovate and stay ahead of the market, could lead to exhaustion and diminished creative output. It's crucial to maintain balance and remember why I started this journey in the first place.

Each day brings with it the potential for both success and failure. It's this precarious balance that keeps me motivated to push forward, adapt, and hopefully thrive in the world of crafting.

Risks Related to a Crowdfunding Investment

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Target Amount of proceeds required to close this Offering may be inadequate to allow the Company to purchase valuable assets, and pay the expenses of holding or trading the assets.

I'm embarking on an exciting venture to invest in high-quality materials and tools with the goal of reselling them for a profit. To ensure the success of this business, I have carefully projected the potential expenses I might incur, depending on whether I raise the target amount or the maximum amount outlined in my business fundraising strategy.

Target Amount Expenses:

1. **Raw Materials and Inventory:** To start with, a considerable portion of the funds will be allocated to acquiring the initial stock of materials. This includes sourcing sustainable and ethically produced materials that appeal to environmentally conscious consumers. Estimated cost: $10,000.

2. **Tools and Equipment:** It's crucial to have reliable tools to work with these materials effectively. This includes purchasing power tools, cutting machines, and specialized equipment that may not be already in the company's possession. Estimated cost: $5,000.

3. **Marketing:** Investing in a modest marketing campaign to create brand awareness and initial traction in the market. This includes costs for digital marketing, social media promotions, and some local events to showcase products. Estimated cost: $3,000.

4. **Packaging and Branding Materials:** Professional packaging is essential to present the products attractively to customers. This includes buying eco-friendly packaging materials and designing attractive branding. Estimated cost: $2,000.

5. **Operational Expenses:** Covering initial rent, utility bills, insurance, and other operational costs in the first few months of business. Estimated cost: $5,000.

Raising Target Amount: Total: $25,000

With these allocations, reaching the target amount will comfortably cover the foundational elements needed to launch and sustain the business in its early stages. Additionally, I have some funds already within the company and am seeking small business grants or a minor business loan, if necessary, to bridge any funding gaps. These combined resources will ensure that all expenses are covered, and operations commence smoothly.

Maximum Amount Expenses:

If I raise the maximum amount possible, here's how I plan to expand and enhance the business further:

1. **Increased Inventory:** This will allow me to purchase a larger variety of materials and expand into new product lines that were initially beyond reach. Additional cost: $15,000.

2. **Advanced Tools and Technology:** Investing in more advanced machinery and technologies that improve efficiency and product quality. This might include 3D printing for parts or automated cutting machines. Additional cost: $10,000.

3. **Extensive Marketing Campaign:** With more funds, the marketing reach can be significantly expanded to include national-level advertising, collaborations with influencers, and participation in trade shows. Additional cost: $7,000.

4. **Hiring and Training:** Bringing additional staff on board to handle increased production and maintain quality standards. This includes some budget for training to ensure product consistency. Additional cost: $8,000.

5. **Office and Workshop Improvements:** Making significant improvements to the workspace to accommodate higher production volumes, enhancing storage capacity, and creating a showroom area for direct sales. Additional cost: $10,000.

Raising Maximum Amount: Total: $75,000

Achieving the maximum amount would propel the business into a position where it can compete on a larger scale. This would not only facilitate higher profits but also establish a strong brand presence. While some of the funds are earmarked for specific high-impact initiatives, I'll continue pursuing additional sales revenue and partnerships to provide more financial cushioning.

In both scenarios, every expenditure is carefully calculated to ensure the business not only launches effectively but sustains growth and positions itself successfully in the market. This strategic allocation of resources will ensure profitability and scalability in this competitive industry.

It is not likely that a market will develop for resale of the Units.

The Crowdfunding regulations provide that the Units sold in this Offering may not be transferred for one year except to an accredited investor or to a member of the purchaser's immediate family. Even after that period passes, because the Offering is very modest in size, it is very unlikely that a market will develop on which Unit Holders can resell their Units. Subscribers to the Units, therefore, must anticipate that they will hold their Units until the Property is sold, and that any gain they realize from their investment must come directly from the operations of the Company.

If the Target Amount is not sold, subscribers will receive a refund without interest.

The Offering will continue until 12-31-2025 (the "Deadline"). If, as of the Deadline, subscriptions for the Target Amount have not been received, the Offering will terminate and money previously received with subscriptions will be refunded to the subscribers without interest. This means that the funds you deliver with your subscription may be held in escrow until 12-31-2025 and then returned to you without any resulting benefit.

Risks Attendant to the Company's Business Plan

The Company will be reliant on the skills of the Managing Member, which may be inadequate.

The Company's success will depend to a great extent on the decisions made by Alice Frizzell, the Managing Member of the Company. The Managing Member will have to demonstrate skill at a variety of tasks: choosing the assets, negotiating the purchase, securing necessary custodial and maintenance services, and picking the right time to sell the assets. The Managing Member's experience in business is described in the Section of this Offering Statement titled "Managers", but that will not tell you whether the Managing Member will make good decisions regarding the list of matters for which he is responsible - only the decisions will demonstrate the necessary skills. If the Managing Member is faulty in one or more areas of his responsibility, the Company's profits will be reduced or eliminated.

Our choice of assets will be based on the information available to us about the market, the asset class, and the specific asset in which we plan to invest. That information may be inadequate to support our decisions.

Our success in buying and selling assets will depend on our ability to secure and evaluate information about the market and specific assets. In determining whether a particular asset meets our investment criteria, we will review the available information, which may often be inconsistent. If we rely on the wrong information, or if our own prejudices prevent us from properly evaluating information, we may err in our evaluation of assets. Such errors may prevent our business from being profitable.

The popularity of asset classes is subject to frequent, rapid, significant change. If our Managing Member fails to foresee such a change in the popularity of the asset class in which the Company invests, our assets may suddenly lose value.

The value of items in an asset class held for investment depends, to a great extent, on taste and the energy of popularity. Tastes and the objects of popularity, because they are not grounded in utility, are subject to change, often rapid and precipitous. Our business runs the risk, therefore, of being invested in an asset class that suddenly loses its audience - and so loses value.

If the global economy weakens, the value of our investments are likely to be reduced.

The assets in which we intend to invest are purchased primarily for investment by individuals with surplus cash. The amount of cash devoted to non-business investment assets from time to time depends on the profitability of the economy - the global economy, because the market for investment assets is a global market. Recessions or even less dramatic weakness in the global economy are likely to reduce demand for investment assets, and therefore reduce their value. If our Managing Member does not foresee such a weakening in demand, our Company may lose money.

The Company would be adversely affected if accidental or theft losses on the Company's assets exceed the amount of the Company's insurance coverage or are not covered by insurance.

The Company will secure insurance on its assets against loss as a result of accidental damage or theft - but only if and to the extent that such insurance is available for a premium that the Managing Member considers reasonable. Even if secured, the Company's insurance will be subject to normal limitations on the amounts of coverage and some types of losses may be uninsurable or may only be insurable at a cost that the Company believes outweighs the value of obtaining insurance. Should an uninsured loss or a loss in excess of the amount of the Company's insurance coverage occur, the Company could lose the capital invested in the lost or damaged assets.

When the Managing Member determines to liquidate the Company's assets, we may find it difficult to sell the assets within a reasonable time at our desired price, and so may lose money.

The market for assets in the asset class on which the Company will focus is far less liquid that the market for stocks and bonds and other more conventional investments. Even if the last known price at which an asset traded is favorable, there is no assurance that we will be able to secure a buyer at that same price within a reasonable period of time. It may occur, therefore, that when the Managing Member determines to liquidate the Company, that the Company is unable to secure purchasers for the assets within a reasonable time at a profitable price. So there is a risk that the Company will not recover all of its investment in its assets, meaning that Unit Holders will not recover all of their investment in the Units.

THE OFFERING

Use of Funds

If The Issuer Has Significant Cash Resources Other Than The Funds Raised In This Offering, Disclose The Source And Amount Of Those Cash Resources, Then Add Them Into The Tables Below**.**

NA

The Company intends to use the funds raised in this Offering for the following purposes:

	If Only the Target Amount is Raised	If the Maximum Amount is Raised
Investment in Assets:	1000 100	1500 100
Administration Expenses[1]:	200 20	200 13.33
Total	N/A N/A	N/A N/A

(1) Administrative expenses will include costs of investigating the relevant market, cost of storage and maintenance of the assets, insurance, organization costs, accounting services, sundries.

Investment in and Delivery of the Units

The following describes the method and the process to invest in the Company's Units of Profit Participation Rights (the "Units"), including how the Company will complete an investor's transaction(s) and deliver securities to the investor.

- Offering Process. The offering will use a first come first serve method to issue and sell Units to investors.

- Investor Commitment. An Investor will place order(s) through the WealthFunding web client or the WealthFunding mobile web client by inputting the number of Units s/he would like to invest at the preset price of $1.00 per Unit per the terms of the offering.

- Investor Transfer of Funds. The initiation for a Transfer of Funds will happen simultaneously with the placing of an order (payment for Units are upfront). The order(s) will be held by WealthFunding as pending until the transfer of funds is completed. The funds will sit in an escrow account on behalf of the Company until the close of a successful offering. Only those subscriptions that have fully settled will be allocated Units on a first come first serve basis at the end of the offering.

- Progress of the Offering. The Investor will receive email updates whenever the Company files an amendment to its Form C or a Progress Report on Form C-U. Progress Reports will be filed no less than twice: when subscriptions for 50% of the Target Amount have been submitted and when subscriptions for 100% of the Target Amount have been submitted.

- Confirmation of Subscription. In the event of an amendment to the Offering Statement or a material change to an offering (material changes may include a change to the offering's Deadline date, a change to the offering amount, etc.), investors who have made submitted subscriptions prior to the amendment will be asked to reconfirm their order(s) within 5 business days by clicking on a link included in the email. Subscriptions not reconfirmed within 5 business days will be cancelled and refunded to investor's bank account or credit card.

- Deadline. In order for the offering to close, subscriptions for the Target Amount of $2 must be received on or before the Deadline, which is 12-31-2025. If the Deadline occurs without subscriptions for the Target Amount having been received, subscriptions will be cancelled and refunded to investor's bank account or credit card.

- Early Closing. In the event an offering has met its 21-day minimum open requirement and has been fully subscribed before the Deadline, the Company may choose to close the offering early. Email notifications of an early closing will be sent at least 5 business days prior to the original close date.

- Closing of the Offering. The Company will accept subscriptions when the Target Amount has been received. If the Maximum Amount exceeds the Target Amount, the Company will also accept subscriptions at such later dates as the Company shall determine, until the Company issues a notice of the termination of the Offering. At each closing of the offering, investors will receive an email notifying that they have been allocated a number of Units or whether their order(s) have been cancelled and returned due to oversubscription.

- Registration of Units. After each closing of the offering, Units issued to investors will be recorded in book entry form on the Company's records. The Company will email a Notice of Book Entry to each investor whose subscription has been accepted. The Notice of Book Entry will be the investor's authoritative record of ownership of Units. All Notices of Book Entry have unique identification codes that the Company and WealthFunding have records of. If you misplace or lose your Notice of Book Entry, please contact the Company and notify it that you need a replacement certificate. The Company will then void your old Notice of Book Entry on our records and issue you a new Notice of Book Entry via email.

Cancellation of Subscription

By the Subscriber:

A subscriber may cancel his or her investment commitment at any time until 48 hours prior to the offering Deadline.

If there is a material change to the terms of the offering or the information provided to the subscriber about the offering and/or the Company, the subscriber will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the subscriber does not reconfirm, he or she will receive notification disclosing that the commitment has been cancelled, the reason for the cancellation, and the refund amount that the subscriber is required to receive. If a material change occurs within five business days prior to the Deadline, the offering will be extended to allow for a period of five business days for the subscriber to reconfirm.

If the subscriber cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the offering, or the offering does not close on or prior to the Deadline, all of the subscriber's funds will be returned within five business days.

By the Company:

The Investment Agreement that you will execute with the Company provides the Company the right to cancel the offering for any reason before the Deadline.

If the sum of the investment commitments from all subscribers does not equal or exceed the Target Amount on the Deadline, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Within five business days of cancellation of the offering by the Company or of automatic cancellation on the Deadline, the Company will give each subscriber notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the subscriber will receive, and refund the subscriber's funds.


THE SECURITIES BEING OFFERED


Units of Profit Participation Rights

Investors in this Offering will purchase Units of Profit Participation Rights. Investors will not become shareholders or members of the Company. Therefore, investors in this Offering will have no voting rights or any of the other rights of equity-holders. Instead, investors will own a right to receive payments from the Company's positive cash flow, if any. The three kinds of payments will be:

Share of Financing Proceeds. The Company may pledge its assets to secure a loan that will enable the Company to purchase the assets. Later the Company may refinance the loan. In either event, if the Company receives loan proceeds that exceed the amount the Managing Member intends to use for asset acquisition, then the cash deemed not needed for the operations of the Company will be distributed to the Holders of Profit Participation Rights as a partial pre-payment of the Company's distribution obligation upon liquidation, as described in the following paragraph.

Share of Sales Proceeds. The Company will terminate operations and liquidate its assets when the Managing Member so decides, but no later than 01-25-2025. Upon liquidation, the

Company will pay or reserve for all accrued expenses of the Company and will distribute to each Holder of Profit Participation Rights:

- an amount equal 10% of the amount paid by the Holder for the Units of Profit Participation Rights (allocated among the Holders in proportion to the number of Units held by each, if the net proceeds of liquidation are less than the aggregate amount invested by all Holders); plus

- 10% of the net proceeds from liquidation (allocated in proportion to Units held).

Because the Holders of the Units will be creditors of the Company and not shareholders of the Company, the terms on the Units cannot be modified after the Units are issued except by an agreement between the Company and each Holder whose Units will be modified.

Books and Records

The Managing Member will maintain books and records appropriate for an entity carrying on business similar to the Company's. The Managing Member will make the books and records available for review by Unit Holders during ordinary business hours upon reasonable prior request.

In connection with any of the distributions due to the Unit Holders, the Managing Member will prepare a statement of accounting adequate in detail to demonstrate the calculation by which the amount of the distribution was measured, and the uses of cash which are the inputs for making the calculation. The Managing Member will deliver the accounting to the Unit Holders when the distribution is made. The Managing Member will also provide the Unit Holders an accounting on any Distribution Date, even if no distribution is made.

Restrictions on Transfer of the Units

The Units being offered may not be transferred by any purchaser in this Offering during the one year period beginning when the Units were issued, unless such Units are transferred:

A. To the Company;

B. To an accredited investor;

C. As part of an offering registered with the U.S. Securities and Exchange Commission; or

D. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D or whom the seller reasonably believes comes within any of such categories, at the time of the sale of the Units to that person.

NOTE: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRELIMINARY OPERATIONS OF THE ISSUER

The Issuer was recently organized. To date, the Issuer has been engaged in developing its business plan, soliciting financing, and preparing the offering documents for this Offering of Profit Participation Rights.

The Issuer has received the following total cash capital contributions from its Member(s):
$_____ NOT APPLICABLE _____

The Issuer has sold the following securities (not including the Units sold in this Offering and the debt securities described in the subsection of this Offering Statement titled "Financial Condition of the Company: Existing Debt"):

Security	Amount Invested	Material Terms
na	NA	NA
${SECURITIES_2}	${SECURITIES_AMOUNT_2}	${SECURITIES_MATERIAL_2}

The Issuer has entered into the following contracts:

Counterparty	Term or At-Will	General Purpose	Material Terms
NA	NA	NA	NA
${COUNTERPARTIES_2}	${TERM_OR_AT_WILL_2}	${GENERAL_PURPOSE_2}	${MATERIAL_TERMS_2}
${COUNTERPARTIES_3}	${TERM_OR_AT_WILL_3}	${GENERAL_PURPOSE_3}	${MATERIAL_TERMS_3}

Person	Relationship to the Issuer	Nature of the Transaction	Na
NA	NA	NA	NA

${RELATIONSHIP_2}	${RELATIONSHIP_ISSUER_2}	$ {RELATIONSHIP_NATURE_2}	${RELATI
${RELATIONSHIP_3}	${RELATIONSHIP_ISSUER_3}	$ {RELATIONSHIP_NATURE_3}	${RELATI

The Issuer has been party to the following transactions (including financial transactions not identified above, contracts, purchase or sale transactions or any other material transaction) in which any of the following persons had a direct or indirect material interest:

a. Any Manager of the Issuer;

b. Any Member who owned 20% or more of the Membership Interest in the Issuer; or

c. Any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE COMPANY

Financial Statements of the Company prepared in accordance with generally accepted financial principals are contained in Appendix A to this Offering Circular.

Certification:

I, Alice Frizzell, certify that:

1. The financial statements of Christy Lane Designs, LLC. included in this Form are true and correct in all material respects; and

2. Christy Lane Designs, LLC. has not yet filed any Federal or State tax return.

Sign: _____ Alice Frizzell _____
                Alice Frizzell
                Managing Member

The following table sets forth summary information about the Company's development expenses and current financial resources as of the date of this Offering Circular.

Administrative expenses incurred since formation

NOT APPLICABLE

Other expenses incurred since formation

NOT APPLICABLE

_____

Total Expenses

N/A

Capital Contributions

NOT APPLICABLE

Loans Received

NOT APPLICABLE

_____

Cash Receipts

NOT APPLICABLE

_____

Cash Remaining on Hand

NOT APPLICABLE

Existing Debt

Describe the material terms of any debt owed by the Company:

Creditor	Amount	Interest Rate	Maturity Date	Other Material Terms
${DEBT_CREDITOR_1}	${DEBT_AMOUNT_1}	${DEBT_INTEREST_1}%	${DEBT_MATURITY_1}	${DEBT_MATERIAL_TERMS_1}
${DEBT_CREDITOR_2}	${DEBT_AMOUNT_2}	${DEBT_INTEREST_2}%	${DEBT_MATURITY_2}	${DEBT_MATERIAL_TERMS_2}
${DEBT_CREDITOR_3}	${DEBT_AMOUNT_3}	${DEBT_INTEREST_3}%	${DEBT_MATURITY_3}	${DEBT_MATERIAL_TERMS_3}

Anticipated Liquidity

As I embark on this venture of making money through strategic investments in high-quality materials and tools, I've meticulously planned out the expenses I expect to incur. By raising my target amount and maximum amount, I aim to equip my business with the necessary resources to thrive.

Target Amount: $7,000

1. **High-Quality Materials: $3,000**
   I aim to procure premium materials pertinent to my business domain. Quality materials ensure a superior product and therefore enhance market value and customer satisfaction.

2. **Tools and Equipment: $2,000**
   Investing in durable, efficient tools is essential. This budget will allow for the purchase of machinery, hand tools, or any electronic devices necessary for production or service delivery.

3. **Marketing and Branding: $1,000**
   A strategic marketing campaign is vital for launching and establishing a brand presence. This includes digital marketing efforts, print materials, and possibly hiring a freelance designer for branding elements.

4. **Legal and Administrative Fees: $500**
   Ensuring all business operations are compliant with local regulations requires some costs, including licenses, permits, and potentially some minor legal consultations.

5. **Miscellaneous: $500**
   This is a buffer for any unexpected minor expenses, such as small repairs, additional materials, or office supplies.

Maximum Amount: $10,000

If I achieve the maximum amount, I plan to expand and intensify investments in certain areas:

1. **High-Quality Materials: $4,000**
   With more resources, I can source a larger variety or higher quantities of premium materials, potentially allowing for a broader product range or increased inventory.

2. **Advanced Tools and Equipment: $3,000**
   I intend to upgrade to more advanced technology, which can streamline production, improve product quality, or enhance operational efficiency.

3. **Enhanced Marketing and Branding: $1,500**
   With a higher budget, I can invest in more comprehensive marketing strategies, including social media campaigns, SEO services, or local sponsorships to increase brand visibility.

4. **Workforce Training and Development: $1,000**
   Providing training sessions or workshops to sharpen skills and knowledge relevant to the

business can improve productivity and service quality.

5. **Legal and Administrative Fees: $500**

I've also accounted for funds already in the company and additional funding sources I plan to tap into. Currently, I have $2,000 allocated from business savings. Additionally, I am negotiating with a local business development program that offers grants for startups like mine; I expect to secure an additional $1,000 through this initiative.

Combining these existing funds with the raised capital – whether I hit the target or the maximum amount – will provide comprehensive coverage of the expected expenses. Thoughtful allocation ensures every dollar is maximized towards growth, compliance, and market reach. This structured financial plan not only equips my business for the present but also sets it on a solid path for future success.

When I embarked on my journey to invest in high-quality materials and tools for crafting, I meticulously planned my budget to ensure sustainability and growth. A crucial component of this budgeting process was setting aside a cushion of $5,000 specifically for unanticipated expenses. I understood that in any business venture, especially one that involves crafting and creativity, surprises can occur—both positive and negative—and having a safety net would help mitigate financial strain.

I considered what some of these unforeseen expenses might be. For one, material costs can fluctuate, and there might be instances where the specific type of fabric or specialized tool I need becomes more expensive or suddenly scarce. This cushion allows me to absorb those costs without disrupting my operational flow. Additionally, equipment repair or replacement is always a possibility; a sewing machine motor could unexpectedly fail, or a crucial crafting tool might break, necessitating immediate investment to maintain productivity.

Shipping or delivery costs can also be unpredictable, particularly if I secure larger orders or if there are changes in courier rates. Furthermore, there may be occasions where I need to invest in professional development or additional training to refine my skills or adapt to new crafting trends, ensuring my products continue to meet market demands.

In estimating my monthly revenue, I've kept a realistic perspective. Given the nature of crafting and the time it takes to produce high-quality pieces, I don't expect to generate substantial revenue immediately. I have projected earning approximately $1,500 per month from sales of finished products, based on current market prices and demand forecasts.

On the expense side, I anticipate monthly operating costs to be around $1,000. This includes acquiring materials, maintaining tools and equipment, marketing expenses to promote my creations, and other logistical needs like packaging and shipping materials. This projection also takes into account potential overhead costs such as utilities if I expand my operations to include a dedicated crafting space.

The discrepancy between projected revenue and expenses highlights the importance of my $5,000 cushion. It's a buffer that ensures I can navigate initial financial hurdles without immediately impacting my cash flow or putting my crafting operation at risk. Ultimately, this cushion is an essential part of managing my investment wisely, giving me peace of mind and the flexibility to adapt as my crafting business grows.

Stakeholder Eligibility

If you would have answered "Yes" to any of the following questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

With respect to Christy Lane Designs, LLC., any Manager of Christy Lane Designs, LLC., any beneficial owner of 20 percent or more of the Membership Interest in Christy Lane Designs, LLC., any promoter connected with Christy Lane Designs, LLC. in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   A. In connection with the purchase or sale of any security?
      No
      - Yes
      - No

   B. Involving the making of any false filing with the Commission?
      No

      - Yes
      - No

   C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
      No

      - Yes
      - No

If yes to any of the above, please explain: NOT APPLICABLE

2. Is any such person subject to any order, judgment or decree of any court of competent

jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

A. In connection with the purchase or sale of any security?
No

- Yes
- No

B. Involving the making of any false filing with the Commission?
No

- Yes
- No

C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

- Yes
- No

If yes to any of the above, please explain: N/A

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

A. At the time of the filing of this offering statement bars the person from:

i. Association with an entity regulated by such commission, authority, agency or officer?
No

- Yes
- No

ii. Engaging in the business of securities, insurance or banking?
N/A

- Yes
- No

iii. Engaging in savings association or credit union activities?

No

- Yes
- No

If yes to any of the above, please explain:
NOT APPLICABLE

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   A. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

- Yes
- No

   B. Places limitations on the activities, functions or operations of such person?

No

- Yes
- No

   C. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

- Yes
- No

If yes to any of the above, please explain: NOT APPLICABLE

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   A. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

- Yes
- No

B. Section 5 of the Securities Act?

No

- Yes
- No

If yes to any of the above, please explain: NOT APPLICABLE

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

- Yes
- No

If yes to any of the above, please explain: N/A N/A

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

- Yes
- No

If yes to any of the above, please explain: N/A N/A

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

- Yes
- No

If yes to any of the above, please explain: N/A No

Other Material Information

 NA

Ongoing Reporting

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the WealthFunding website under the offering's Issuer Financial Information section at:

https:// www.christylanedesigns.com .com
The Issuer must continue to comply with the ongoing reporting requirements until:

1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;
3) the Issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;
4) the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Issuer liquidates or dissolves its business in accordance with state law.

Appendices

Appendix A. Financial Statements of Christy Lane Designs, LLC..